UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

RETALIX LTD.
(Name of Subject Company)

RETALIX LTD.
(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
(Title of Class of Securities)

M8215W109
(CUSIP Number of Class of Securities)

HUGO GOLDMAN
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
RETALIX LTD.
10 ZARHIN STREET
RA’ANANA 43000, ISRAEL
+972-9-776-6696
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Adam M. Klein, Adv.	Howard E. Berkenblit, Esq.
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.	Sullivan & Worcester LLP
2 Weizmann Street	One Post Office Square
Tel Aviv 64239, Israel	Boston, MA 02109
(972) 3-608-9999	(617) 338-2800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following press release was issued by Retalix Ltd. on September 3, 2009:

NEWS RELEASE

Contact:
Hugo Goldman
Retalix Ltd.
+972-9-776-6677
investors@retalix.com

Retalix Announces Strategic Financing Transaction;

CEO to Retire at Year End

        Ra’anana, Israel; September 3, 2009 – Retalix® Ltd. (NasdaqGS: RTLX), a leading provider of software solutions for retailers and distributors, announced today that it has entered into a definitive agreement with a group of investors for a private placement of its ordinary shares for aggregate gross consideration of between approximately $15.3 million to $32.9 million (depending on the results of the tender offer described below), along with warrants to purchase ordinary shares. Oppenheimer & Co. acted as financial adviser to Retalix.

        The group of investors is comprised of Messrs. Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal, five individuals who together comprise a strong, successful and proven team of investors and senior executives in Israel. They have excelled in many of the business practices required for Israel-based IT software and services companies to achieve global leadership.  This group founded, managed, grew and brought Amdocs Limited, a NYSE-listed company, from a start-up company to its position of global market leadership today, with approximately $3 billion of annual revenues, consistent profitability, 17,000 employees and a roster of marquee household names as customers.

        In order to provide Retalix’s existing shareholders an opportunity to realize value on their investment in Retalix and to cash out part or all of their interest in Retalix, subject to shareholder approval and other conditions, including the prospective closing of the private placement and related transactions, the investors will effect a tender offer for up to approximately 7.6% of Retalix’s outstanding shares, at $9.10 per share.

        Immediately following the conclusion of the tender offer, pursuant to the share purchase agreement, Retalix will issue and sell to the investors in the private placement such number of ordinary shares, at a price of $9.10 per share, necessary to cause them to hold a total of 20% of the outstanding ordinary shares of Retalix after the closing. The investors currently own approximately 3.1% of Retalix’s outstanding shares and have entered into an agreement to purchase from Mr. Barry Shaked additional ordinary shares representing approximately 2.8% of Retalix’s outstanding ordinary shares. To the extent that the investors purchase ordinary shares from existing shareholders in the tender offer, the number of ordinary shares that Retalix will issue and sell in the private placement will be reduced.

        The investors will also receive, for no additional consideration, three tranches of warrants to purchase up to an aggregate of 1,250,000 ordinary shares, at exercise prices of $9.75, $11.10 and $12.10 per share. The shares underlying the warrants would represent approximately 5.7% of Retalix’s outstanding shares after the closing of the transactions described herein (assuming that the maximum number of shares are tendered pursuant to the tender offer). The closing price of Retalix’s shares on the NASDAQ Global Select Market on September 2, 2009 was $9.30 per share, and the average closing price for the preceding six months was $8.56 per share.

        Mr. Barry Shaked, founder of Retalix and its President and Chief Executive Officer since 1982, is planning to retire at the end of the year. Mr. Shaked has agreed to stay on as required if the transaction does not close by then.

        The transaction, which was negotiated by an independent transaction committee of the Retalix board of directors, has been approved by the audit committee and board of directors of Retalix. The closing of the transaction is subject to shareholder approval by a special majority required by Israeli law, certain regulatory approvals and other customary closing conditions. It is currently anticipated that the transaction will be consummated in November 2009, although there can be no assurance that the transaction will be consummated on time or at all.

        Concurrently with the execution of the share purchase agreement, Mr. Barry Shaked and Mr. Brian Cooper, the founders of Retalix, each entered into a share purchase agreement, pursuant to which Mr. Shaked will sell his 1,033,479 Retalix shares and Mr. Cooper will sell his 751,485 Retalix shares, at a price of $12.00 per share, to the investors (566,740 shares) and Ronex Holdings Limited Partnership (1,218,224 shares), a company wholly-owned by FIMI Opportunity Fund, concurrently with the closing of the private placement. Ronex currently holds 3,253,367 of the outstanding shares of Retalix. Following the transaction, Ronex would hold approximately 20.3% of Retalix’s shares (assuming that the maximum amount of shares are tendered pursuant to the tender offer).

        The investors and Ronex have also entered into a shareholders agreement, pursuant to which the investors and Ronex agreed to vote all ordinary shares held by them for the election to Retalix’s board of directors of six directors designated by the investors and five directors (including two external directors) designated by Ronex. The agreement replaces the existing shareholder agreement among Ronex and Messrs. Shaked and Cooper. The investors have requested that, at the upcoming shareholders meeting, six nominees of the investors be nominated for election to the Retalix board of directors, effective as of the closing of the private placement.

        Ronex and Messrs. Shaked and Cooper, the holders of an aggregate of approximately 24.7% of Retalix’s outstanding ordinary shares, have agreed to vote all of their Retalix shares in favor of the transaction.

        Mr. Itschak Shrem, the Chairman of the transaction committee, remarked: “The proposed transaction is in the best interests of Retalix and its shareholders. It aims to enable Retalix to grow its business and build shareholder value under the guidance of world-class business leaders.”

        Mr. Shaked said: “I have had the privilege to found and lead Retalix for 27 wonderful years. I had intended to hand over the reins two years ago but decided to stay on to help steer the company through challenging business and market conditions that came about and ensure continuity of its success. I am proud to say that since then we have significantly increased our profitability and cash flow, despite the adverse economic environment. For the sake of our shareholders, employees and customers of Retalix, I am extremely pleased to have found in the investors individuals with rich experience and proven results to continue and lead the company on its voyage into what I am confident will be a successful future. I am fully committed to helping the investors and the company during and after the transition period. I would like to take this opportunity to thank the Retalix family, our customers and business partners who have made my life so exciting and fulfilling.”

        Mr. Ishay Davidi, Chairman of the Board of Retalix, added: “I would like to thank Barry Shaked for his enormous contribution over the past years in building the company and leading it to its position as a market leader. I would especially like to thank him for his cooperation and teamwork during the past year and a half. I would also like to convey my appreciation to Retalix’s board of directors for its intensive and relentless efforts throughout the evaluation and negotiation process of this transaction. I believe that the new investors are strategic investors that bring with them vast experience and proven management capabilities that will significantly benefit Retalix, and I look forward to working together with them to unlock Retalix’s great potential for the benefit of all Retalix shareholders.”

        Mr. Eli Gelman, representing the investors, said: “We are delighted and proud to join the Retalix family. We feel Retalix has the potential to expand and grow into the next level in all aspects: its products, services and market. Equipped with long-range vision and strong commitment to Retalix’s business, we are ready to harness our experience, know-how and global network and join our partner, Ishay Davidi, on this exciting and demanding road. We would like to take this opportunity to thank Barry Shaked for his lifetime achievement in building and managing Retalix in a professional and loving manner.”

IMPORTANT NOTICES:

        THE SECURITIES OFFERED IN THE PRIVATE PLACEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

        THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE INVESTORS HAVE NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. INVESTORS AND SHAREHOLDERS OF RETALIX ARE ENCOURAGED TO READ EACH OF THE TENDER OFFER STATEMENT OF THE INVESTORS AND THE RECOMMENDATION STATEMENT OF RETALIX WHEN EACH BECOMES AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. INVESTORS AND SHAREHOLDERS MAY OBTAIN THE TENDER OFFER STATEMENT AND THE RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS AT NO CHARGE WHEN THEY ARE AVAILABLE ON THE SEC’S WEB SITE (WWW.SEC.GOV) AND AT NO CHARGE FROM RETALIX AND THE INVESTORS. RETALIX SHAREHOLDERS ARE URGED TO READ THESE MATERIALS, IF AND WHEN THEY BECOME AVAILABLE, CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER.

About Retalix

        Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,300 employees in its various subsidiaries and offices worldwide. The Company’s International headquarters are located in Ra’anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com.

Safe Harbor for Forward-Looking Statements

        Certain statements in this press release, including but not limited to those relating to the proposed transaction with the investors, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, “may increase”, “may fluctuate” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include but are not limited to risks associated with uncertainty as to whether the transaction will be completed, the occurrence of any event, change or other circumstances that could give rise to the termination of the share purchase agreement, costs and potential litigation associated with the transaction, the failure to obtain shareholder approval, the inability to obtain, or meet specific conditions imposed for applicable regulatory approvals relating to the transaction, the failure of any party to meet the closing conditions set forth in the share purchase agreement, risks that the proposed transaction disrupts current plans and operations, the extent and timing of regulatory approvals, the distraction of management and the Company resulting from the proposed transaction, and the risk factors discussed from time to time by the Company in reports filed or furnished with the Securities and Exchange Commission, including Retalix’s Annual Report on Form 20-F.

        In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events unless required by law.